February 13, 2024

VIA EDGAR

Mr. Blaise Rhodes

Ms. Suying Li

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Leslie’s, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2023

Filed November 29, 2023

File No. 001-39667

Dear Mr. Rhodes & Ms. Li:

This letter responds on behalf of Leslie’s, Inc., a Delaware corporation (the “Company”), to the letter dated January 31, 2024 (the “Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the year ended September 30, 2023 (the “10-K”) filed on November 29, 2023.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

Comment:

1.
You present non-GAAP adjustments to exclude the executive transition costs associated with corporate restructuring and consulting costs related to strategic projects from your Adjusted EBITDA and Adjusted net income calculations. Please clarify the nature of your corporate restructuring activities and strategic projects. Please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these non-GAAP adjustments. In regard to the restructuring costs, please tell us your consideration for disclosing the information referenced in ASC 420-10-50-1 and SAB Topic 5.P.4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations (“CD&I”) on Non-GAAP Financial Measures. Set forth below is a discussion of the nature of our corporate restructuring activities and strategic projects, the rationale for each of our adjustments, and why such adjustments are not misleading and are not normal, recurring, cash operating expenses necessary for the Company to operate its business on an ongoing basis.

The Company further believes fully disclosing, explaining and reconciling these items as part of its calculation of Adjusted EBITDA and Adjusted Net Income is useful for investors to analyze the Company’s financial performance because it provides a more fulsome understanding of the Company’s recurring and non-recurring operations, enhances comparability of current results to prior periods, and helps illustrate trends in the underlying performance of the Company’s business that may be obscured otherwise. Moreover, the Company believes its presentation of Adjusted EBITDA and the related adjustments is useful to investors because it isolates and quantifies the underlying reasons for changes in operating results, as required by Item 303(a)(b) of Regulation S-K when such changes are material.

Strategic Project Costs

The Company has excluded certain non-recurring third-party consulting expenses related to first-generation technology initiatives, replacements of systems that have been no longer supported by our vendors, investment in and development of new products outside of the course of continuing operations, or other discrete strategic projects that are infrequent or unusual in nature and potentially distortive to continuing operations such that inclusion would preclude comparability between periods and/or peers.

These adjustments totaling $3.0M and $5.0M for fiscal years 2023 and 2022, respectively, were primarily comprised of the following:

MPA System: Approximately $1.8M and $4.4M in fiscal years 2023 and 2022, respectively, were related to consulting fees for the implementation of a Merchandise Planning & Analysis system which commenced in fiscal year 2022 and was completed in fiscal year 2023. This system was the first of its kind for the Company and did not replace pre-existing systems or software and enables modernization of outdated processes, including supply-chain planning and product-level inventory forecasting.

Distribution Center Optimization Project: Approximately $0.8M and $0.4M in fiscal years 2023 and 2022, respectively, were related to consulting fees for the physical reengineering of our distribution centers, which was the first such project of its type for the Company. This project was completed in fiscal year 2023.

The Company acknowledges that the explanation provided herein contains greater detail than what has been provided in our disclosures historically. To the extent material, the Company will provide additional detail on the nature of the projects and corresponding adjustments in future filings as applicable.

Executive Transition Costs (Corporate Restructuring Activities)

The Company’s restructuring costs are related to distinct company-wide strategic initiatives outside of normal continuing operations.

As a result of our completed initial public offering in October 2020 and the impact to our operations from the COVID-19 pandemic, in fiscal year 2022, the Company, with the assistance of third-party consultants, reshaped its organizational structure and workforce. The COVID-19 pandemic created significant technology, infrastructure, supply-chain, and inventory support staffing needs which ultimately subsided; accordingly, certain positions and layers within the organization were phased out and transitioned to other personnel. These changes commenced in fiscal year 2022 and continued in fiscal year 2023, when the Company incurred additional costs primarily associated with the departure of executives and members of senior management.

Accordingly, we incurred approximately $3.1M and $0.2M of severance costs for terminated employees, $2.0M and $0.3M of transition costs for employees and temporary contractors performing transition-related duties, $0.6M and $0.2M of consultant fees, and $0.4M and $0.2M of other restructuring related costs for fiscal years 2023 and 2022, respectively.

These actions were not within the normal course of business operations for our Company; while our organization has evolved in our 60-year history, the costs incurred and the breadth of personnel changes enacted were unusual during the past 20+ years of operations. We believe these costs are not reflective of future ongoing operations and affect the comparability of the Company’s operational results, and that adjusting for them is consistent with Regulation G, Item 10(e) of Regulation S-K, and the Staff’s corresponding guidance within Question 100.01 of the Non-GAAP Financial Measures CD&Is.

Disclosure Considerations – ASC 420-10-50-1 and SAB Topic 5.P.4

One-time termination benefits, which consisted of the severance costs described above, were principally accounted for under the guidance set forth in ASC 420-10.

To the extent employees were not required to render service in order to receive their termination benefits, the related severance benefits were recorded once management had defined and committed to the plan, and the respective employees had been notified of their pending termination benefits. The majority of our employees who were terminated fell under this scenario, and these actions were substantially completed within their respective reporting periods. Conversely, to the extent employees were required to render service in order to receive termination benefits, the Company recorded a liability for the amount of termination benefits upon communication. The liability remaining at the end of each reporting period was not material to the Company’s consolidated balance sheet ($0.8M and $0.2M as of fiscal year end 2023 and 2022, respectively) or to the Company’s condensed consolidated balance sheet ($0.4M, $1.5M, and $1.3M as of December 31, 2022, April 1, 2023, and July 1, 2023, respectively).

As the liability amounts as of fiscal year end and for interim periods ended in 2023 and 2022 were not material to the consolidated financial statements as outlined above, we did not include disclosures that would otherwise be required by ASC 420-10-50 or SAB Topic 5.P.4.

Comment:

2.
Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify the incremental impact of each factor identified. For example, please quantify the impact that the adjustments associated with year-end physical inventory results, occupancy deleverage associated with the decrease in comparable sales, and other items listed in your narrative had on gross margin. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and will quantify the incremental impact of each factor identified where there are two or more factors contributing to material changes in financial statement line items between periods. We included this information in our Form 10-Q for the quarter ended December 30, 2023 filed on February 2, 2024. (See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Selected Financial Information—Gross Profit and Gross Margin on page 19.) We will also include similar information where appropriate in future filings to the extent we are able to isolate and quantify the underlying reasons for material changes in line items.

*****

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at sbowman@lesl.com.

Sincerely,

Leslie’s, Inc.

/s/ Scott Bowman

Scott Bowman

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc: Michael Titera, Gibson Dunn & Crutcher LLP